EXHIBIT 5.1

OPINION OF BRUNINI, GRANTHAM, GROWER & HEWES, PLLC

Granville Tate, Jr.	The Pinnacle Building	P. O. Drawer 119
	190 E. Capitol Street, Suite 101	Jackson, Mississippi 39205
E-mail: gtate@brunini.com	Jackson, Mississippi 39201
Direct: 601.960.6876	Telephone: 601.948.3101	Facsimile: 601.960.6902

February 6, 2012

Board of Directors
Bay Bank & Trust Co.
Panama City, Florida  32401

RE:	Agreement and Plan of Merger (the “Agreement”), dated as of November 30, 2011, by and among Trustmark Corporation, Trustmark National Bank, and Bay Bank and Trust Co.

Ladies and Gentlemen:

This opinion is being furnished to you at the request of Trustmark Corporation, a Mississippi corporation and bank holding company domiciled in Jackson, Mississippi (“Trustmark”), pursuant to Section 10.3 of the Agreement. Terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

We have acted as counsel to Trustmark in connection with the merger of Bay Bank & Trust Co., a Florida banking corporation domiciled in Panama City, Florida (“Bay Bank”), with and into Trustmark National Bank (“Trustmark Bank”), a national banking association and wholly-owned subsidiary of Trustmark, as the survivor (the “Merger”) as further described in the Agreement. We have also acted as counsel to Trustmark in connection with Trustmark’s Registration Statement on Form S-4 (such Registration Statement, including all exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended, relating to the issuance of up to 681,818 shares of common stock, no par value, of Trustmark pursuant to the Agreement.

In connection with our opinion, we have examined (i) the Articles of Incorporation and Bylaws of Trustmark, (ii) the Articles of Association and Bylaws of Trustmark Bank, (iii) the Registration Statement, (iv) the Agreement, (v) the corporate proceedings of Trustmark in connection with the transactions contemplated by the Agreement, and (vi) such other instruments and documents we deemed necessary to render the following opinions. As to questions of fact material to the opinions hereinafter expressed, we have relied upon information from corporate officers, certificates of corporate officers, and the recitals and representations set forth in the Agreement.

In rendering our opinion, we have assumed (i) the legal capacity of natural persons, (ii) the genuineness of all signatures of individuals signing all documents in connection with which this opinion is rendered, (iii) the authenticity of all documents and records submitted to us as originals, (iv) the conformity to original documents and records of all documents and records submitted to us as copies, and (v) the truthfulness of all statements of fact contained in such documents, and we have made no independent verification of such matters.

Based upon the foregoing assumptions, and subject to the further limitations, assumptions, and qualifications set forth below, we are of the opinion that:

1.           Trustmark is a corporation duly organized, validly existing, and in good standing under the laws of the State of Mississippi and a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended, subject to all laws, rules, and regulations applicable to bank holding companies.

2.           Trustmark Bank is duly organized, validly existing, and in good standing as a national banking association under the laws of the United States of America and subject to all laws, rules, and regulations applicable to national banks.

3.           The Agreement is valid, binding, and enforceable against Trustmark in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally.

4.           The outstanding shares of Trustmark are validly issued, fully paid, and nonassessable. The shares of Trustmark common stock to be issued as a result of the Merger shall be, upon execution and delivery, duly authorized, validly issued, fully paid, and nonassessable shares of the common stock of Trustmark and are registered on Form S-4 pursuant to the Securities Act of 1933, as amended.

5.           The Merger has been duly authorized by all requisite corporate action of Trustmark, and the approval of the Merger by the shareholders of Trustmark is not required.

6.           To the best of our knowledge, following diligent inquiry, but without independent verification of facts certified by appropriate officials of Trustmark and relied upon by us, Trustmark has not made any material misrepresentation, materially breached any warranty, or materially breached any covenant or condition in the Agreement or in any document, statement, list, or schedule referred to therein.

This opinion is limited to the laws of the State of Mississippi and the federal laws of the United States of America. We express no opinion as to the laws of any other state or any foreign jurisdiction or any matters of municipal law. Furthermore, no opinion is expressed herein as to the effect of any future acts of the parties or changes in existing law. We undertake no responsibility to advise you of any changes after the date hereof in the law or the facts presently in effect that would alter the scope or substance of the opinions herein expressed. This letter expresses our legal opinion as to the foregoing matters based on our professional judgment at this time; it is not, however, to be construed as a guaranty, nor is it a warranty that a court considering such matters would not rule in a manner contrary to the opinions set forth above.

This opinion is rendered as of the date hereof, is intended solely for your benefit and may be relied upon only by you and your counsel, Haskell Slaughter Young & Rediker, LLC, in connection with the transaction described herein. This opinion may not be relied upon by you or said counsel for any other purpose, and may not otherwise be used, circulated, quoted, or relied upon without our prior written consent. We shall have no obligation to revise or reissue this opinion with respect to any transaction which occurs after the date hereof, and we undertake no responsibility or obligation to consider this opinion’s applicability or correctness to any person other than its addressees.

We hereby consent to the filing of this opinion with the SEC as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the proxy statement/prospectus forming a part of the Registration Statement. By giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC promulgated thereunder.

Sincerely,

/s/ Brunini, Grantham, Grower & Hewes, PLLC

Brunini, Grantham, Grower & Hewes, PLLC